[redacted]

13012564

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49200

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Guggenheim Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 King Farm Boulevard, Suite 600
(No. and Street)

Rockville	KS	20850
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie Jacques — 785-438-3301
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

200 E. Randolph St.	Chicago	IL	60601
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KPMG

GUGGENHEIM DISTRIBUTORS, LLC

(An Indirect Wholly Owned Subsidiary of
Guggenheim Capital, LLC)

Statement of Financial Condition

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

OATH OR AFFIRMATION

I, Julie Jacques, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guggenheim Distributors, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Julie A Jacques
Signature

Julie Jacques FINOP
Title

Rebecca J. Smith
Notary Public

Rebecca J Smith
Notary Public
State of Kansas
My Appt Expires Sept 15 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GUGGENHEIM DISTRIBUTORS, LLC
(An Indirect Wholly Owned Subsidiary of
Guggenheim Capital, LLC)

Table of Contents

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Managing Member
Guggenheim Distributors, LLC:

We have audited the accompanying statement of financial condition of Guggenheim Distributors, LLC as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Guggenheim Distributors, LLC as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
February 25, 2013

GUGGENHEIM DISTRIBUTORS, LLC
(An Indirect Wholly Owned Subsidiary of
Guggenheim Capital, LLC)

Statement of Financial Condition

December 31, 2012
(In thousands)

Assets

Cash and cash equivalents	$	11,760
Investment securities in affiliated mutual funds, at fair value		7,162
Fees and expenses receivable from affiliated funds		1,928
Due from affiliated companies		1,319
Prepaid CDSC fees		849
Deferred selling commissions, net of accumulated amortization of $1,706		277
Property and equipment, net		319
Other assets		72
Total assets	$	23,686

Liabilities and Member's Equity

Liabilities:		
Accrued commissions and distribution costs	$	4,227
Accrued compensation		2,858
Due to affiliated companies		345
Accounts payable		237
Total liabilities		7,667
Member's equity:		
Contributed capital		9,652
Retained earnings		6,367
Total member's equity		16,019
Total liabilities and member's equity	$	23,686

The accompanying notes are an integral part of this financial statement.

(1) Ownership and Nature of Business

Guggenheim Distributors, LLC (the Company) is a wholly owned subsidiary of Rydex Holdings, LLC (RHLLC, the Parent), which is wholly owned by Security Benefit Asset Management Holdings, LLC (SBAMH), which on February 29, 2012 was purchased by and became wholly owned by Guggenheim Capital, LLC (GC).

The Company was formerly known as Rydex Distributors, LLC changed its legal name to Guggenheim Distributors, LLC effective December 31, 2012. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company has primary offices in Rockville, Maryland and Lisle, Illinois. The Company serves as distributor for the following: the Rydex Series Funds; Rydex Dynamic Funds; Rydex Variable Trust; Rydex ETF Trust; Security Equity Fund; Security Income Fund; Security Large Cap Value Fund; Security Mid Cap Growth Fund; and SBL Fund. The Company also serves as the distributor of the CurrencyShares Australian Dollar Trust; CurrencyShares British Pound Sterling Trust; CurrencyShares Canadian Dollar Trust; CurrencyShares Euro Trust; CurrencyShares Chinese Renminbi Trust; CurrencyShares Japanese Yen Trust; CurrencyShares Swedish Krona Trust; and CurrencyShares Swiss Franc Trust (collectively known as CurrencyShares Trusts).

(2) Significant Accounting Policies

(a) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statement and accompanying notes. Actual results could differ from such estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents include operating cash and other investments with original maturities of 90 days or less. The Company maintains cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporations' ("FDIC") insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

(c) Investment Securities in Affiliated Mutual Funds

The Company's investment securities in affiliated mutual funds and money market funds principally supported by investment type funds are stated at fair value based on published market prices.

(In thousands, except per share data)

(d) Prepaid CDSC Fees

In connection with the distribution of certain shares of affiliated mutual funds, the Company pays independent investment advisers and broker/dealers for certain services. A portion of these distribution service fees are paid in advance. If the shares are redeemed within one year, the Company is entitled to recover the original fee.

(e) Deferred Selling Commissions

The Company defers certain costs, principally sales commissions, paid to broker/dealers in connection with the sale of certain shares of affiliated mutual funds with distribution fees and contingent deferred sales charges. Effective January 2010, the Company ceased entering into sales agreements for the shares of affiliate mutual funds that require capitalization of sales commissions. The Company reviews its deferred sales charge assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment of these assets is measured by a comparison of the carrying amount to the net undiscounted cash flows expected to be generated by the asset. No impairment charges have been recorded in 2012.

(f) Property and Equipment

Property and equipment include computer software, data processing equipment, and leasehold improvements. Computer software and data processing equipment are recorded at cost, less accumulated depreciation.

The following is a summary of property and equipment at cost less accumulated depreciation as of December 31, 2012:

Computer software	$	375
Data processing equipment		113
		488
Less accumulated depreciation		169
Net book value	$	319

(g) Income Taxes

The Company is organized as a Kansas Limited Liability Company, and treated as a disregarded entity for U.S. income tax purposes. State tax liabilities are determined under individual state laws. The Company has no federal and state tax liabilities of its own in 2012. The Company's income is included in the federal and state tax returns of the Parent.

(In thousands, except per share data)

Accounting Standards Codification (ASC) 740-10 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by applicable tax authority based upon the technical merits of the position. Tax benefits from tax positions not deemed to meet the more likely than not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2012. Further, as of December 31, 2012, the Company has recorded no liability for unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

As the Company is organized as a limited liability company, disregarded for U.S. income tax purposes, and its taxable income is reported by the Parent, there is no tax expense/benefit recorded by the Company subsequent to the sale. If the Company was a taxable entity, income tax expense for the year ended December 31, 2012 would have been calculated at the federal statutory tax rate of 35% and the applicable statutory state tax rates.

(h) Accounting Changes

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, authoritative guidance that clarifies and changes fair value measurement and disclosure requirements. This guidance expands existing disclosure requirements for fair value measurements and includes other amendments but does not require additional fair value measurements. This guidance is effective for annual periods beginning on or after December 15, 2011. The Company adopted the guidance on January 1, 2012. The adoption did not have a material impact on the statement of financial condition.

(3) Retirement Plan

The Company participates in qualified 401(k) plan sponsored by Guggenheim that covers employees who meet specified age and employment requirements. Contributions other than employee deferrals are at the discretion of management. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts, plus actual earnings thereon, is based on years of continuous service. A participant is 100% vested after two years of credited service.

(4) Fair Values Hierarchy

In accordance with FASB ASC 820, *Fair Value Measurements* (ASC 820), the Company groups its financial assets measured at fair value in three levels based on the inputs and assumptions used to determine the fair value. The levels are as follows:

Level 1 – Valuations are based upon unadjusted quoted prices for identical instruments traded in active markets. The Company's Level 1 assets include money market funds and affiliated mutual funds.

(In thousands, except per share data)

Level 2 – Valuations are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which significant assumptions are observable in the market.

Level 3 – Valuations are generated from techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's assumptions that market participants would use in pricing the asset or liability.

Under ASC 820, the Company bases fair values on the price that would be received to sell an asset or paid to transfer a liability (exit price). It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in ASC 820.

The following table presents categories reported at fair value as of December 31, 2012:

		2012			
			Fair Value Hierarchy Level		
		Fair Value	**Level 1**	**Level 2**	**Level 3**
Assets:					
Money market funds	$	6,840	6,840	—	—
Mutual funds		322	322	—	—
Total	$	7,162	7,162	—	—

(5) Unit-Based Compensation

Phantom units are granted in the Guggenheim Capital Phantom Unit Plan (the Plan) as part of an overall retention plan to retain key employees. Participants are credited with phantom units that track the value of common units of Guggenheim. Participants receive dividend distributions and liquidating distributions in cash, on a pari passu basis with Guggenheim's common units.

The Company recognizes the Plan's awards in accordance with ASC Topic 718, *Share-Based Payments* (ASC 718). Under ASC 718, these awards are issued at the grant–date fair value and are recorded as compensation expense over the vesting period. For the year ended 2012, the Company awarded 11.2 phantom units were awarded to certain key employees, which were considered fully vested and expensed as of December 31, 2012.

(6) Related-Party Transactions

As of December 31, 2012, the Company has investments of $6,840 in a money market mutual fund and $322 in other mutual fund investments sponsored by SI, LLC.

(In thousands, except per share data)

A summary of amounts due from and payable to affiliated companies as of December 31, 2012 is as follows:

Due from affiliated companies:	$	
SI, LLC		904
Guggenheim Payroll Agent, LLC		415
	$	1,319
Due to affiliated companies:	$	
GFD		194
GC		69
RHLLC		65
Guggenheim Funds Services, LLC		13
RFS		4
	$	345

The Company's financial condition does not necessarily reflect what might have occurred had the Company operated outside of its affiliated group.

(7) Other Legal and Regulatory Matters

In the ordinary course of business, the Company is in discussions with its regulators about matters raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial condition or results of operations. However, the Company is unable to predict the outcome of these matters.

Various legal proceedings and other matters have arisen in the ordinary course of the Company's business. Management is of the opinion that the Company has substantial defenses with respect to these matters, and the Company's ultimate liability, if any, resulting from such matters will not be material to its results of operations or its financial condition.

(8) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). The Company computes its net capital requirements under the basic method, which requires the maintenance of minimum net capital (greater of $25 or 6 ⅔% of aggregated indebtedness), and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rules or other regulatory bodies.

(In thousands, except per share data)

At December 31, 2012, the Company had net capital of $11,070, which was $10,559 in excess of its required net capital of $511. The Company claims exemption from Rule 15c3-3, which requires a reserve with respect to customer funds, pursuant to the subparagraph (k)(1) thereof. The Company's ratio of aggregate indebtedness to net capital was 0.69 to 1 at December 31, 2012.

(9) Subsequent Events

The Company has evaluated the impact of the events that have occurred through February 25, 2013 and identified no items which require adjustment to disclosures in the accompanying financial statement.

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Guggenheim Distributors, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Guggenheim Distributors, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no payments were made;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049200 FINRA DEC
Guggenheim Distributor LLC 14*14
805 King Farm Blvd Ste 600
Rockville MD 20850-6511

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Beth Miller 301-296-5370

2. A. General Assessment (item 2e from page 2) $ —
   B. Less payment made with SIPC-6 filed (exclude interest) (—)
   ______ Date Paid
   C. Less prior overpayment applied (151,48)
   D. Assessment balance due or (overpayment) (151.48)
   E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum —
   F. Total assessment balance and interest due (or overpayment carried forward) $ (151.48)
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ —
   H. Overpayment carried forward $(151.48)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Guggenheim Distributors LLC
(Name of Corporation, Partnership or other organization)

______
(Authorized Signature)

Dated the ___ day of ______, 20 ___.

______
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2012
and ending Dec 31, 2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 49,768,919
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	67,449
Total additions	67,449
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	49,806,900
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	31,925,917
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	1,959,169
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________________ (Deductions in excess of $100,000 require documentation)	-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	83,691,986
2d. SIPC Net Operating Revenues	$ (33,855,068)
2e. General Assessment @ .0025	$ -
	(to page 1, line 2.A.)